Exhibit 99.1

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.683.3694

January 07, 2004

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Linux Gold Corp.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type : Annual General
2.	Class of Securities Entitled to Receive Notice : Common
3.	Class of Securities Entitled to Vote : Common
4.	CUSIP Number : 53612Q101
5.	Record Date for Notice : January 27, 2004
6.	Record Date for Voting : January 27, 2004
7.	Beneficial Ownership Determination Date : January 27, 2004
8.	Meeting Date : February 27, 2004
9.	Meeting Location : Richmond, BC
10.	Business : Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"

Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9504
Fax:604.683.3694